FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of January 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                          No      X

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ___________

This Current Report on Form 6-K is incorporated by reference into the
Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

Kerzner International 6-K

As described in more detail by Kerzner International Limited (the “Company”) in its Form 6-K furnished to the SEC on October 21, 2003, due to a correction of an error in its accounting for the disposition of Resorts Atlantic City (“Resorts”) in April 2001, the Company commenced a restatement of its consolidated financial statements for the year ended December 31, 2001. In the Form 6-K filed on October 21, 2003, the Company also described certain changes it expected to make to its consolidated financial statements as a result of the change in accounting for Resorts and stated that there could be other adjustments which may need to be made to the Company’s 2001 consolidated financial statements. The Company has determined that, in addition to the changes previously described, certain other adjustments need to be made to its consolidated financial statements for the years ended December 31, 2001 and 2002. These additional adjustments, which are described on Schedules I and II hereto, have the effect of increasing the Company’s net income by approximately $1.0 million or $0.03 per share for the year ended December 31, 2001 and decreasing the Company’s net income by $0.6 million or $0.02 per share for the year ended December 31, 2002. These additional adjustments have no effect on the Company’s total cash flows for 2001 or 2002.

Schedule I describes the adjustments that the Company will make to its consolidated balance sheet and statement of operations for the year ended December 31, 2001 and reflects (i) the impact of the adjustments related to Resorts, (ii) the impact of the adjustments related to the Trading Cove Associates (“TCA”) restatement (which are described on the Form 6-K furnished by the Company to the SEC on May 21, 2003), and (iii) certain other adjustments that are described in the footnotes to Schedule I. Schedule II describes the adjustments that the Company will make to its previously reported consolidated balance sheet and statement of operations for the year ended December 31, 2002 and reflects (i) the impact of the adjustments related to the TCA restatement and (ii) certain other adjustments that are described in the footnotes to Schedule II.

In addition to the adjustments to the 2002 and 2001 financial information described above and presented in Schedules I and II, the Company has also reclassified the operating results of Kerzner Interactive, the Company's former online gaming subsidiary, to loss from discontinued operations, net of income tax effect, based on the decision in the first quarter of 2003 to discontinue that business. Further, pursuant to the adoption of Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections”(“SFAS 145”), in the first quarter of 2003, the Company has reclassified the loss on early extinguishment of debt originally presented as an extraordinary loss to other expense in Schedule II. In addition, the Company has made certain reclassifications not associated with the restatement, as described further in the attached schedules.

The Company intends to correct its previously filed consolidated financial statements in a Form 20-F, which it expects to complete in the first quarter of 2004.

SCHEDULE I
KERZNER INTERNATIONAL LIMITED
Consolidated Statement of Operations
For the Year Ended December 31, 2001
(In thousands of U.S. dollars, except per share data)
(Unaudited)

                                                                     Resorts
                                                                   International
                                                                    Hotel, Inc.                     Kerzner
                                                         As        Results Jan 1                  Interactive
                                                      Previously   2001 to April                     and
                                                       Reported     24, 2001(a)   Adjustments   Reclassifications   As Restated
                                                    -------------- ------------  -------------  -----------------  -------------
Revenues:
   Gaming                                          $     116,490  $    72,417     $         -      $          -     $   188,907
   Rooms                                                 176,573        3,996               -                 -         180,569
   Food and beverage                                     121,415        6,977               -                 -         128,392
   Tour operations                                        36,348            -               -                 -          36,348
   Real estate related                                     9,771            -               -                 -           9,771
   Management and other fees                              36,806            -            (260) (b)      (27,136)(b)       9,410
   Relinquishment and development fees                         -            -               -            27,136 (b)      27,136
   Other revenues                                         56,416        1,523               -                 -          57,939
   Insurance recovery                                      2,000            -               -                 -           2,000
                                                  --------------- ------------    ------------    --------------   -------------
   Gross revenues                                        555,819       84,913            (260)                -         640,472
   Less: promotional allowances                          (22,778)     (17,995)              -                 -         (40,773)
                                                  --------------- ------------    ------------    --------------   -------------
   Net revenues                                          533,041       66,918            (260)                -         599,699
                                                  --------------- ------------    ------------    --------------   -------------

Cost and expenses:
   Gaming                                                 60,444       35,987               -                 -          96,431
   Rooms                                                  29,625          913               -                 -          30,538
   Food and beverage                                      82,856        3,639               -                 -          86,495
   Tour operations                                        32,041            -               -                 -          32,041
   Other operating expenses                               80,094        8,292             760  (e)            -          89,146
   Real estate related                                     2,865            -               -                 -           2,865
   Selling, general and administrative                    80,206       10,492            (785) (c)            -          89,064
                                                                                         (849) (i)
   Corporate expenses                                     25,106            -               -                 -          25,106
   Depreciation and amortization                          51,490        5,325          (5,805) (d)            -          51,010
   Restructuring costs                                     5,732            -               -                 -           5,732
   Pre-opening expenses                                    6,904            -               -            (4,624)(f)       2,280
   Gain on net assets held for sale                            -            -          (2,232) (g)                       (2,232)
                                                  --------------- ------------    ------------    --------------   -------------
   Cost and expenses                                     457,363       64,648          (8,911)           (4,624)        508,476
                                                  --------------- ------------    ------------    --------------   -------------

Income from operations                                    75,678        2,270           8,651             4,624          91,223
                                                  --------------- ------------    ------------    --------------   -------------

Other income (expense):
   Interest income                                         7,471          510          (2,664) (h)          (16)(f)       5,301
   Interest expense, net of capitalization               (52,702)      (7,673)              -                 -         (60,375)
   Equity in earnings (losses) of associated               3,059            -            (849) (i)            -           2,210
   companies
   Other, net                                               (760)           -             760  (e)            -               -
                                                  --------------- ------------    ------------    --------------   -------------
   Other expense, net                                    (42,932)      (7,163)         (2,753)              (16)        (52,864)
                                                  --------------- ------------    ------------    --------------   -------------

Income (loss) from continuing operations before
   provision for income taxes                             32,746       (4,893)          5,898             4,608          38,359
Provision for income taxes                                (1,090)           -               -  (k)            -          (1,090)
                                                  --------------- ------------    ------------    --------------   -------------
Income from continuing operations                         31,656       (4,893)          5,898             4,608          37,269
Loss from discontinued operations, net of income
  tax effect                                                   -            -               -            (4,608)(f)      (4,608)
                                                  --------------- ------------    ------------    --------------   -------------
   Net income (loss)                               $      31,656  $    (4,893)(j) $     5,898                 -     $    32,661
                                                  =============== ============    ============    ==============   =============

Basic earnings (loss) per share
   Income from continuing operations               $        1.18                                                    $      1.39
   Loss from discontinued operations, net of                   -                                                          (0.18)
      income tax effect
                                                  ---------------                                                  -------------
   Earnings per share - basic                      $        1.18                                                    $      1.21
                                                  ===============                                                  =============
   Weighted average number of shares outstanding
      - basic                                             26,885                                                         26,885

Diluted earnings (loss) per share
   Income from continuing operations               $        1.14                                                    $      1.34
   Loss from discontinued operations, net of
      income tax effect                                        -                                                          (0.17)
                                                  ---------------                                                  -------------
   Earnings per share - diluted                    $        1.14                                                    $      1.17
                                                  ===============                                                  =============
   Weighted average number of shares outstanding
      - diluted                                           27,826                                                         27,826

Kerzner International Limited
Notes to Schedule I - Consolidated Statement of Operations
For the Year Ended December 31, 2001
(Unaudited)

(a)	Amounts represent the operating results of Resorts International Hotel, Inc. (“RIH”) for the period from January 1, 2001 to April 24, 2001, as reported in Colony RIH Holdings, Inc.‘s Form 10-K for the year ended December 31, 2002, in order to reflect the sale of Resorts Atlantic City on April 25, 2001. The Company previously reflected the sale as of December 31, 2000. Following the closing of the transaction on April 25, 2001, Colony RIH Holdings, Inc. became the indirect 100% owner of all of the capital stock of RIH, which owns and operates Resorts Atlantic City.

(b)	Amount represents reclassification of $27.1 million of relinquishment and development fees earned from TCA to segregate these fees from management and other fees due to the significance of the amounts earned from TCA and an adjustment of $0.3 million in order to properly state the amount of relinquishment and development fees earned as a result of the impact on our consolidated financial statements from the TCA restatement.

(c)	Amounts represent adjustments to selling, general and administrative expenses to correct for the overstatement of certain operating expenses.

(d)	As Resorts Atlantic City was classified as an asset held for sale, the Company ceased depreciation and amortization of its long-lived assets as of December 31, 2000, and accordingly, the expense is offset against the net loss incurred from the period January 1, 2001 to April 24, 2001. In addition, this amount includes a $0.5 million reduction to amortization expense in order to properly state our investment in TCA as a result of the impact on our consolidated financial statements from the TCA restatement.

(e)	Amount represents an adjustment to appropriately classify loss on sale of fixed assets from other expense, net to income from operations.

(f)	In connection with the discontinuation of Kerzner Interactive during the first quarter of 2003, the Company has reclassified the results of operations of Kerzner Interactive, including $4.6 million of pre-opening expenses and $16 thousand of interest income, to loss from discontinued operations, net of income tax effect.

(g)	Adjustment relates to the recording of the gain on net assets held for sale resulting from the inclusion of the operating results of RIH, as discussed in (a). The following table summarizes the components of the gain on net assets held for sale (in thousands of U.S. dollars):

         Net loss of Resorts (j)                         $      (4,893)
         Depreciation and amortization (d)                       5,325
         Interest income (h)                                    (2,664)
                                                         --------------
         Gain on net assets held for sale                $      (2,232)
                                                         ==============
(h)	During the period January 1, 2001 to April 24, 2001, the Company recognized approximately $2.7 million of interest income earned from Colony in connection with the sale of Resorts. This amount is offset against the net loss incurred by Resorts for the period from January 1, 2001 to April 24, 2001 and has reduced interest income as previously reported by Kerzner.

(i)	Adjustment relates to the reclassification of Trading Cove New York equity in losses from selling, general and administrative expenses to equity in earnings (losses) of associated companies.

(j)	Net loss of RIH from the period January 1, 2001 to April 24, 2001, as reported in Colony RIH Holding Inc.‘s Form 10-K for the year ended December 31, 2002.

(k)	There was no impact on income taxes due to the effect of the above adjustments.

Kerzner International Limited
Consolidated Balance Sheet
December 31, 2001
(in thousands of U.S. dollars, except per share data)
(Unaudited)

                                                    As Previously
                                                       Reported          Adjustments         As Restated
                                                  -----------------   -----------------     ---------------
ASSETS
Current assets:
Cash and cash equivalents                          $        30,471     $        (1,837)(a)    $     28,634
Restricted cash                                              4,518                   -               4,518
Trade receivables, net                                      37,454              (4,727)(b)          32,727
Due from affiliates                                         28,364              (3,087)(c)          25,277
Inventories                                                  8,807                   -               8,807
Prepaid expenses and other assets                            5,226                   -               5,226
                                                  -----------------   -----------------     ---------------
      Total current assets                                 114,840              (9,651)            105,189

Property and equipment, net                              1,155,192             (16,307)(d)       1,138,885
Notes receivable                                            18,018                   -              18,018
Due from affiliates - non-current                           15,888                 (92)(e)          15,796
Deferred tax asset, net                                      3,874                   -               3,874
Deferred charges and other assets, net                      18,692              (2,154)(f)          16,538
Investment in associated companies                          30,527               8,913 (g)          39,440
                                                  -----------------   -----------------     ---------------
      Total assets                                 $     1,357,031     $       (19,291)       $  1,337,740
                                                  =================   =================     ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt               $           261     $             -        $        261
Accounts payable and accrued liabilities                   148,063             (15,550) (h)        132,513
Capital creditors                                            6,570                   -               6,570
                                                  -----------------   -----------------     ---------------
      Total current liabilities                            154,894             (15,550)            139,344

Other long-term liabilities                                  5,503                   -               5,503
Long-term debt, net of current maturities                  518,231                   -             518,231
                                                  -----------------   -----------------     ---------------
      Total liabilities                                    678,628             (15,550)            663,078

Shareholders' Equity
Ordinary shares, $0.001 par value                               34                   -                  34
Capital in excess of par                                   688,714                   -             688,714
Retained earnings                                          160,977              (3,741)(i)        157,236
Accumulated other comprehensive loss                        (8,553)                  -              (8,553)
                                                  -----------------   -----------------     ---------------
                                                           841,172              (3,741)            837,431
Treasury stock                                            (162,769)                  -            (162,769)
                                                  -----------------   -----------------     ---------------
      Total shareholders' equity                           678,403              (3,741)            674,662
                                                  -----------------   -----------------     ---------------

      Total liabilities and shareholders' equity   $     1,357,031     $       (19,291)       $  1,337,740
                                                  =================   =================     ===============

Kerzner International Limited
Notes to Schedule I - Consolidated Balance Sheet
December 31, 2001
(Unaudited)

(a)	Amount relates to the correction of cash and accounts payable and accrued liabilities.

(b)	Amount relates to the reclassification of amounts due from Harborside at Atlantis to due from affiliates in order to properly classify this as an affiliated receivable and the reclassification of certain employee notes receivable to deferred charges and other assets, net as a result of the long-term nature of these notes receivable.

(c)	Amount relates to the reclassification of TCA relinquishment fees from due from affiliates to investment in associated companies in order to properly state our investment in TCA and the reclassification of amounts due from Harborside at Atlantis as discussed in (b) and (e).

(d)	Amount primarily reflects the correction of the carrying value of certain land improperly recorded at the time of land acquisition in 1996.

(e)	Amount relates to the reclassification of interest related to amounts due from Harborside at Atlantis to due from affiliates in order to properly reflect the current nature of this receivable.

(f)	Adjustment relates to the reclassification of amounts related to TCA and Trading Cove New York (“TCNY”) from deferred charges and other assets, net to investment in associated companies in order to properly state our investments in these companies and the reclassification of certain employee notes receivable from trade receivables, net to deferred charges and other assets as a result of the long-term nature of these notes receivable.

(g)	Amount relates to the reclassification of amounts related to TCA and TCNY from deferred charges and other assets, net as discussed in (f) and from due from affiliates as discussed in (c).

(h)	Adjustment relates to the elimination of certain liabilities originally established at the time of land acquisition in 1996, the correction of certain overstated accrued liabilities, and the correction of cash and accounts payable and accrued liabilities discussed in (a).

(i)	The cumulative effect on retained earnings at January 1, 2001 relates to prior period errors, resulting primarily from the under recording of depreciation expense and the effect of the adjustments on our consolidated financial statements as a result of the TCA restatement. The following table describes the components of the cumulative effect on retained earnings (in thousands of U.S. dollars):

         Cumulative beginning retained earnings adjustment
           at January 1, 2001                                          $      (4,746)
         2001 net income adjustments                                           1,005
                                                                       --------------
                                                                       $      (3,741)
                                                                       ==============

SCHEDULE II
KERZNER INTERNATIONAL LIMITED
Consolidated Statement of Operations
For the Year Ended December 31, 2002
(In thousands of U.S. dollars, except per share data)
(Unaudited)

                                                                                       Kerzner
                                                             As                       Interactive,
                                                         Previously                   SFAS 145 and        As
                                                          Reported    Adjustments  Reclassifications   Restated
                                                        ------------ -------------   --------------   ----------
Revenues:
   Gaming                                                 $ 130,669   $         -    $        (753)(a)$ 129,916
   Rooms                                                    184,776             -                -      184,776
   Food and beverage                                        131,377             -                -      131,377
   Tour operations                                           41,063             -                -       41,063
   Relinquishment and development fees                            -           458 (b)       30,909 (b)   31,367
   Management and other fees                                 41,305             -          (30,909)(b)   10,396
   Other revenues                                            65,618             -                -       65,618
   Insurance recovery                                         1,100             -                -        1,100
                                                        ------------ -------------   --------------   ----------
   Gross revenues                                           595,908           458             (753)     595,613
   Less:  promotional allowances                            (22,210)            -                -      (22,210)
                                                        ------------ -------------   --------------   ----------
   Net revenues                                             573,698           458             (753)     573,403
                                                        ------------ -------------   --------------   ----------

Cost and expenses:
   Gaming                                                    65,644             -           (1,898)(a)   63,746
   Rooms                                                     33,381             -                -       33,381
   Food and beverage                                         88,560             -                -       88,560
   Tour operations                                           36,767             -                -       36,767
   Other operating expenses                                  80,888           228 (e)            -       81,116
   Selling, general and administrative                       92,916         1,176 (c)        4,050 (f)   91,460
                                                                                            (6,682)(a)
   Corporate expenses                                        32,964           313 (c)       (4,050)(f)   29,227
   Depreciation and amortization                             56,306          (480)(d)         (340)(a)   55,486
   Restructuring reversal                                    (1,000)            -                -       (1,000)
                                                        ------------ -------------   --------------   ----------
   Cost and expenses                                        486,426         1,237           (8,920)     478,743
                                                        ------------ -------------   --------------   ----------

Income (loss) from operations                                87,272          (779)           8,167       94,660
                                                        ------------ -------------   --------------   ----------

Other income (expense):
   Interest income                                            3,525             -             (106)(a)    3,419
   Interest expense, net of capitalization                  (39,104)            -                -      (39,104)
   Equity in losses of associated companies                  (5,209)            -                -       (5,209)
   Gain on settlement of territorial and other disputes      14,459             -                -       14,459
   Loss on early extinguishment of debt                           -             -          (20,525)(g)  (20,525)
   Other, net                                                  (168)          228 (e)            -           60
                                                        ------------ -------------   --------------   ----------
   Other expense, net                                       (26,497)          228          (20,631)     (46,900)
                                                        ------------ -------------   --------------   ----------

Income (loss) from continuing operations before              60,775          (551)         (12,464)      47,760
   provision for income taxes
Provision for income taxes                                      (96)            -(h)             -          (96)
                                                        ------------ -------------   --------------   ----------
Income (loss) from continuing operations                     60,679          (551)         (12,464)      47,664
Extraordinary loss on early extinguishment of debt, net
  of income tax effect                                      (20,525)            -           20,525 (g)        -
Loss from discontinued operations, net of income tax
  effect                                                          -             -           (8,061)(a)   (8,061)

                                                        ------------ -------------   --------------   ----------
   Net income (loss)                                      $  40,154   $      (551)   $           -    $  39,603
                                                        ============ =============   ==============   ==========

Basic earnings per share
   Income from continuing operations                      $    2.18                                   $    1.71
   Extraordinary loss on early extinguishment of debt         (0.74)                                          -
   Loss from discontinued operations                              -                                       (0.29)
                                                        ------------                                  ----------
   Earnings per share - basic                             $    1.44                                   $    1.42
                                                        ============                                  ==========
   Weighted average number of shares outstanding - basic     27,891                                      27,891

Diluted earnings (loss) per share
   Income (loss) from continuing operations               $    2.13                                   $    1.67
   Extraordinary loss on early extinguishment of debt         (0.72)                                          -
   Loss from discontinued operations                              -                                       (0.28)
                                                        ------------                                  ----------
   Earnings per share - diluted                           $    1.41                                   $    1.39
                                                        ============                                  ==========
   Weighted average number of shares outstanding -           28,544                                      28,544
   diluted

Kerzner International Limited
Notes to Schedule II - Consolidated Statement of Operations
For the Year Ended December 31, 2002
(Unaudited)

(a)	In connection with the discontinuation of Kerzner Interactive during the first quarter of 2003, the Company has reclassified its results of operations, including $0.8 million and $1.9 million of gaming revenue and expenses, respectively, for the year ended December 31, 2002 to loss from discontinued operations. In addition, $6.7 million of selling, general and administrative expenses, $0.3 million of depreciation and amortization and $0.1 million of interest income have been reclassified to loss from discontinued operations, net of income tax effect.

(b)	Reclassification of $30.9 million of relinquishment and development fees earned from TCA to segregate these fees from management and other fees due to the significance of the amounts earned from TCA and an adjustment of $0.5 million in order to properly state the amount of relinquishment and development fees earned as a result of the impact on our consolidated financial statements from the TCA restatement.

(c)	Amounts represent adjustments to selling, general and administrative expenses and corporate expenses in order to correct for the understatement of operating expenses partially offset by a correction of bad debt expense.

(d)	Amount represents a $0.5 million reduction to amortization expense in order to properly state our investment in TCA as a result of the restatement of TCA.

(e)	Amount represents adjustment to appropriately classify loss on sale of fixed assets from other expense, net to income from operations.

(f)	Amount represents the reclassification of certain expenses from corporate expenses to selling, general and administrative expenses which have been made to conform to our expected 2003 presentation.

(g)	Reclassification of the extraordinary loss on early extinguishment of our 8 5/8% Senior Subordinated Notes and our 9% Senior Subordinated Notes from extraordinary loss to other expense in connection with the adoption of SFAS 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections” in the first quarter of 2003. The applicable net income tax effect was $0.

(h)	There was no impact on income taxes due to the effect of the above adjustments.

Kerzner International Limited
Consolidated Balance Sheet
December 31, 2002
(In thousands of U.S. dollars, except per share data)
(Unaudited)

                                                               As Previously
                                                                  Reported         Adjustments         As Restated
                                                              ----------------   ----------------     ---------------
ASSETS
Current assets:
Cash and cash equivalents                                     $        34,012    $             -      $       34,012
Restricted cash                                                         4,842                  -               4,842
Trade receivables, net                                                 44,971             (1,857) (a)         43,114
Due from affiliates                                                    28,042             (7,029) (b)         21,013
Inventories                                                             8,969                  -               8,969
Prepaid expenses and other assets                                      14,312                  -              14,312
                                                              ----------------   ----------------     ---------------
    Total current assets                                              135,148             (8,886)            126,262

Property and equipment, net                                         1,128,375            (16,000) (c)      1,112,375
Notes receivable                                                       13,720                  -              13,720
Due from affiliates - non-current                                      24,379                  -              24,379
Deferred tax asset, net                                                 6,119                  -               6,119
Deferred charges and other assets, net                                 35,098              1,200  (d)         36,298
Investment in associated companies                                     66,939              8,947  (e)         75,886
                                                              ----------------   ----------------     ---------------
    Total assets                                              $     1,409,778    $       (14,739)     $    1,395,039
                                                              ================   ================     ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt                          $           275    $             -      $          275
Accounts payable and accrued liabilities                              156,171            (10,447) (f)        145,724
Capital creditors                                                       1,538                  -               1,538
                                                              ----------------   ----------------     ---------------
    Total current liabilities                                         157,984            (10,447)            147,537

Deferred revenue-non-current                                           18,028                  -              18,028
Other long-term liabilities                                             2,697                  -               2,697
Long-term debt, net of current maturities                             497,756                  -             497,756
                                                              ----------------   ----------------     ---------------
    Total liabilities                                                 676,465            (10,447)            666,018
                                                              ----------------   ----------------     ---------------

Shareholders' equity:
Ordinary shares, $.001 par value                                           35                  -                  35
Capital in excess of par                                              703,050                  -             703,050
Retained earnings                                                     201,131             (4,292) (g)        196,839
Accumulated other comprehensive loss                                   (8,134)                 -              (8,134)
                                                              ----------------   ----------------     ---------------
                                                                      896,082             (4,292)            891,790
Treasury stock                                                       (162,769)                 -            (162,769)
                                                              ----------------   ----------------     ---------------
    Total shareholders' equity                                        733,313             (4,292)            729,021
                                                              ----------------   ----------------     ---------------

    Total liabilities and shareholders' equity                $     1,409,778    $       (14,739)     $    1,395,039
                                                              ================   ================     ===============

Kerzner International Limited
Notes to Schedule II - Consolidated Balance Sheet
December 31, 2002
(Unaudited)

(a)	Amount relates to the reclassification of certain employee notes receivable to deferred charges and other assets as a result of the long-term nature of these notes receivable, certain amounts related to Harborside at Atlantis reclassified to due from affiliates in order to properly classify this as an affiliated receivable and an adjustment to correct for the overstatement of the allowance for doubtful accounts.

(b)	Amount relates to the reclassification of TCA relinquishment fees from due from affiliates to investment in associated companies in order to properly state our investment in TCA, the reclassification of amounts due from Harborside as discussed in (a) and an adjustment to correct for the overstatement of an allowance on an amount due from an affiliate.

(c)	Amount reflects the correction of the carrying value of certain land improperly recorded at the time of land acquisition in 1996.

(d)	Amount relates to the reclassification of certain employee notes receivable from trade receivables, net as a result of the long-term nature of these notes receivable and the reclassification of amounts related to TCA from deferred charges and other assets, net in order to properly state our investment in TCA.

(e)	Amount relates to the reclassification of amounts related to TCA from deferred charges and other assets, net, as discussed in (d) and from due from affiliates as discussed in (b) in order to properly state our investment in TCA.

(f)	Amount primarily relates to the elimination of certain liabilities originally established at the time of land acquisition in 1996.

(g)	The cumulative effect on retained earnings at January 1, 2001 relates to prior period errors, resulting primarily from the under recording of depreciation expense and the effect of the adjustments on our consolidated financial statements from the TCA restatement. The following table describes the components of the cumulative effect on retained earnings (in thousands of U.S. dollars):

         Cumulative beginning retained earnings adjustment
           at January 1, 2001                                          $      (4,746)
         2001 net income adjustments                                           1,005
         2002 net income adjustments                                            (551)
                                                                       --------------
                                                                       $      (4,292)
                                                                       ==============

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 30, 2004	KERZNER INTERNATIONAL LIMITED
		By:	/s/John R. Allison
		Name:	John R. Allison
		Title:	Executive Vice President
Chief Financial Officer